SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Information to be included in Statements filed

pursuant to Rule 13d-1(b), (c) AND (d)

Hoth Therapeutics, Inc.

(Name of Issuer)

COMMON Stock, $0.0001_par value

(Title of Class of Securities)

44148G 10 5

(CUSIP Number)

December 31, 2019

(Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Continued on following pages)

1.	NAME OF REPORTING PERSON Spherix Incorporated S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,636,230 (see Item 4)
	6.	SHARED VOTING POWER None.
	7.	SOLE DISPOSITIVE POWER 1,636,230 (see Item 4)
	8.	SHARED DISPOSITIVE POWER None.

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,636,230 (see Item 4)
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.2%
12.	TYPE OF REPORTING PERSON: CO

Item 1(a).	Name of Issuer.

Hoth Therapeutics, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

1 Rockefeller Plaza, Suite 1039 New York, New York 10020

Item 2(a).	Names of Person Filing.

Spherix, Incorporated (“Spherix”)

Item 2(b).	Address of Principal Business Office, or if none, Residence.

1 Rockefeller Plaza, 11th Floor New York, New York 10020

Item 2(c).	Citizenship.

United States

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number.

44148G 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

As of the date hereof, Spherix is the beneficial owner of 1,636,230 shares of Common Stock which represents 16.2% of the class of securities. Spherix has sole power to vote and dispose of the shares. The board of directors of Spherix appointed a committee of 3 members to exercise voting and dispositive power over the securities held by Spherix. Anthony Hayes, a director of the Issuer and the Chief Executive Officer and a member of the board of directors of Spherix, abstained from the vote to appoint the committee and is not part of the committee and does not exercise voting or dispositive power over the securities held by such Spherix. As such, Mr. Hayes disclaims voting and dispositive power over the shares of Hoth held by Spherix.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2020

Spherix Incorporated

By:	/s/ Anthony Hayes
Name: Anthony Hayes
Title: Chief Executive Officer